October 3, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance
Office of Energy and Transportation

VIA EDGAR

Re:	Stratasys Ltd. (the “Company,” “Stratasys,” “we” or “us”)
Form 20-F for Fiscal Year Ended December 31, 2021 (the “2021 Form 20-F”)
Filed February 24, 2022
File No. 001-35751

Dear Madam or Sir:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated September 20, 2022 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects, page 68

1.	Please discuss and analyze material changes to your balance sheet, and discuss material events and uncertainties that may impact your future financial condition. Refer to Instruction 1 to Item 5 of Form 20-F and to Item 303(a) of Regulation S-K.

Company Response: We respectfully acknowledge the Staff’s comment, and will provide additional disclosures related to material changes in our balance sheet and material events and uncertainties that may impact our future financial condition in our future filings.

A. Operating Results, page 69

2.	We note that you list multiple factors that contribute to changes in your results. In future filings, as a best practice, quantify each material factor that contribute to a change in your results so as to provide investors with better insight to the underlying changes in your results. Refer to Instruction 1 to Item 5 of Form 20-F.

Company Response: We respectfully acknowledge the Staff’s comment, and will provide additional quantitative disclosures regarding material factors related to changes in our results in our future filings.

E. Critical Accounting Estimates, page 88

3.	The disclosures of your critical accounting policies and estimates appear to be a repetition of certain of your significant accounting policies. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Your expanded disclosure should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. Refer to Item 303(b)(3) of Regulation S-K and the related Instruction 3 to paragraph (b) of Item 303.

Company Response: We respectfully acknowledge the Staff’s comment and will update future filings in response to the Staff’s comment. Utilizing the disclosure from the most recent annual report on Form 20-F (i.e., the 2021 Form 20-F), the following reflects our proposed updated disclosures to be included in Item 5.E of future filings. This proposed disclosure may change as the Company evaluates any changes that impact its critical accounting estimates and will update the disclosure in future filings accordingly.

SEC Division of Corporation Finance

Office of Energy and Transportation

October 3, 2022

Critical Accounting Estimates

For a description of our significant accounting policies, see note 1 to our consolidated financial statements included in Item 18 of this annual report.

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. We base our judgments on our experience and on various assumptions that we believe to be reasonable under the circumstances.

Of our policies, the following are considered the most critical to an understanding of our consolidated financial statements as they require the application of the most subjective and complex judgment, involving critical accounting estimates and assumptions impacting our consolidated financial statements. We have applied our policies and critical accounting estimates consistently across our businesses.

●	Business combination

●	Intangibles

●	Goodwill

●	Income taxes

Business combination

In accordance with ASC Topic 805, “Business Combination”, we allocate the fair value of purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill.

Fair value estimates are based on the assumptions management believes a market participant would use in pricing the asset or liability.

In the Company’s recent acquisitions, intangible assets and goodwill represented a majority of the assets acquired. Assessing fair values of intangible assets acquired in a business combination involves significant judgment about future events and uncertainties and depends on estimates and assumptions. Significant estimates utilized in valuating intangible assets include discount rates and future expected cash flow, which rely upon assumptions such as the useful life of the assets, revenue growth rates and margins projections, technological obsolescence and income tax rate assumptions.

Contingent consideration incurred in a business combination is included as part of the consideration transferred and recorded at fair value as of the acquisition date. Estimating the fair value involves significant judgment and is based on significant assumptions relating to the estimate, such as discount rates, the achievement of the contingencies and the timing and amounts of the contingent payments,

Amounts recorded in a business combination in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date, as additional information about conditions existing at the acquisition date may become available.

SEC Division of Corporation Finance

Office of Energy and Transportation

October 3, 2022

Intangibles

Most of our identifiable intangible assets were recognized as part of business combinations we have executed in the current and prior periods. Our identifiable intangible assets are considered definite life intangible assets and are primarily comprised of developed technology, trademarks and trade names, customer relationships and patents. Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life.

Our determination of the fair value of the intangible assets acquired involves the use of significant estimates and assumptions. Refer to the “Business combination” section above. We believe that the fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that a market participant would use. Should conditions differ from management’s estimates at the time of the acquisition, including changes in volume or timing to current expectations of future revenue growth rates and forecasted margins, or changes in market factors outside of our control, such as discount rates, material write-downs of intangible assets may be required, which would adversely affect our operating results.

We monitor events and changes in circumstances that could indicate carrying amounts of intangible assets may not be recoverable. We review the carrying amounts of our intangible assets for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators may include any significant changes in the manner of our use of the assets or the strategy of our overall business, certain reorganization initiatives, significant negative industry or economic trends and significant decline in our share price for a sustained period.

When such events or changes in circumstances occur, we compare the carrying amounts of the asset or assets groups with their respective estimated undiscounted future cash flows. If the asset or assets group are determined to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the asset or assets group exceed their fair value.

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. The goodwill balance as of December 31, 2020 and 2021 resulted from our recent acquisitions.

Determining the fair value of our reporting units requires significant judgment, including judgments about the appropriate terminal growth rates, weighted average costs of capital and the amounts and timing of projected future cash flows. Fair value determinations are sensitive to changes in underlying assumptions, estimates, and market factors. Projected future cash flows are based on our most recent budget, forecasts and strategic plans as well as certain growth rate assumptions. Potential changes in our costs and operating structure, the expected timing of utilization of synergies, strategic opportunities, negative effect of exchange rates and overall weakness in the 3D printing marketplace, could negatively impact our near-term cash-flow projections and could trigger a potential impairment of our goodwill. In addition, failure to execute our strategic plans as well as increases in weighted average costs of capital could negatively impact the fair value of our reporting units, and increase the risk of goodwill impairment in the future.

We will continue to monitor the fair value of our reporting units to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, further significant decline in our share price, changes in management’s business strategy or downward changes of our cash flows projections, warrant further interim impairment testing.

See note 7 to our consolidated financial statements for further details on the goodwill impairment test in 2021.

SEC Division of Corporation Finance

Office of Energy and Transportation

October 3, 2022

Income Taxes

Our effective tax rate is primarily impacted by the geographical mix of taxable income and loss. We record a tax provision for the anticipated tax consequences of our reported operating results. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws and tax rates in the jurisdictions in which we operate. We are subject to income taxes in Israel, the U.S. and other foreign jurisdictions. Determination of taxable income in any jurisdiction requires the Company to interpret the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, currency exchange restrictions or the Company’s level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of current and deferred tax balances and hence the Company’s net income.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In evaluating the exposure associated with our various tax filing positions, we record reserves for uncertain tax positions in accordance with US GAAP, based on the technical support for the positions and our past audit experience with similar positions. For those tax positions where it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Although we believe our tax positions comply with applicable tax laws and we intend to defend our positions, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax reserves and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related estimated interest and penalties. The Company’s liability for these unrecognized tax benefits totaled $3.0 million at December 31, 2021 (see Note 9 for additional information).

We estimate the degree to which deferred tax assets will result in a benefit, after consideration of all positive and negative evidence, and provide a valuation allowance for deferred tax assets that we believe more likely than not will not be realized. In situations in which we are able to determine that our deferred tax assets will be realized, that determination generally relies on future reversals of taxable temporary differences and expected future taxable income. Significant judgment required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we considered all available evidence, including past operating results, the most recent projections for taxable income, and prudent and feasible tax planning strategies. We reassess our valuation allowance periodically and if future evidence allows for a partial or full release of the valuation allowance, we reverse the related valuation allowance. Any such reversals are recorded as a reduction of our tax provision. The tax valuation allowance totaled $693.1 million at December 31, 2021 (see Note 9 for additional information). Should our actual future taxable income by tax jurisdiction vary from estimates, additional allowances or reversals thereof may be necessary.

RPS Acquisition, page F-30

4.	We note that on February 16, 2021, you acquired 100% of the outstanding shares of RPS and that you are obligated to make earn-out payments over the next two years. In that regard, tell us your consideration to disclose information that enables users of your financial statements to evaluate the nature and financial effect of this acquisition. Refer to ASC 805-10 50

Company Response: We respectfully acknowledge the Staff’s comment and advise as follows:

The Company considered ASC 805-10-50’s disclosure requirements for individually material business combinations to determine the significance of the RPS acquisition. In its assessment for the potential disclosures, the Company considered both quantitative and qualitative factors.

SEC Division of Corporation Finance

Office of Energy and Transportation

October 3, 2022

The following quantitative factors were considered as part of the assessment:

1.	Total consideration paid, including expected earn-out payments, as a percentage of total assets of Stratasys as of December 31, 2020 was immaterial (less than 2%).

2.	RPS’ net acquired assets as a percentage of total shareholders’ equity of Stratasys as of December 31, 2020 were immaterial (less than 2%).

3.	RPS’ total assets as a percentage of total assets of Stratasys as of December 31, 2020 were immaterial (less than 2%).

4.	RPS’ revenues for the year ended December 31, 2021 as a percentage of Stratasys’ total revenues for that year, were immaterial (less than 2%).

Accordingly, the Company concluded that the acquisition was not an individually material business combination in accordance with ASC 805-10-50, and no further disclosure was deemed necessary.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Law Offices (Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Eitan Zamir
Chief Financial Officer
Stratasys Ltd.

cc:	Kimberly Calder, Assistant Chief Accountant
Yolanda Guobadia, Staff Accountant
(Securities and Exchange Commission)

Vered Ben Jacob, Chief Legal Officer
(Stratasys Ltd.)